SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

FORM 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 25, 2008
Commission File Number: 000-50825
______________

GPC BIOTECH AG
(Translation of registrant's name into English)
______________

Fraunhoferstrasse 20
D-82152 Martinsried/Munich, Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes            No   X

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Index: Exhibit 99.1   Announcement acc. to Sec. 15 WpHG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GPC BIOTECH AG

Date:	February 25, 2008	By:	/s/ Bernd Seizinger
		Name:	Bernd Seizinger
		Title:	Chief Executive Officer

GPC BIOTECH AG

		By:	/s/ Torsten Hombeck
		Name:	Torsten Hombeck
		Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
EX-99.1	Announcement acc. to Sec. 15 WpHG.